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Exhibit 99.1

PRESS RELEASE
Leitch Investor Contact: Reg Tiessen Chief Financial Officer Tel: +1 416-445-9640 Investors@leitch.com
26 November, 2003	FOR IMMEDIATE RELEASE

LEITCH TECHNOLOGY ANNOUNCES SECOND QUARTER RESULTS

         TORONTO — Leitch Technology Corporation (TSX:LTV) today announced its financial results for the second quarter ended October 31, 2003. As previously announced on November 11, 2003, revenue for the first quarter was $36.4 million, representing a 3% decrease from $37.5 million in the prior quarter and a 20% decrease from $45.7 million during the same period last year. The Company is continuing to experience reduced activity in its U.S. markets and, on a geographic basis this was the principal reason for the decline in revenue. On a product line basis, the Company experienced a weak quarter in its Server line, at least in part due to a slowdown caused by the transition in the quarter to its new NEXIO™ line of servers. Revenue increased in the Company's Video Processing and Distribution line and in its Post Production line.

        Gross margin in the first quarter of fiscal 2004 was $15.7 million or 43% of revenue. Gross margin during the quarter was negatively impacted by low production volumes, a weakening U.S. dollar and product mix.

        Expense initiatives are on track and total expenses for the quarter were $22.3 million, down from $25.9 million in the second quarter of fiscal 2003 and up slightly from $21.7 million in the first quarter. Costs of approximately $1 million associated with attending the IBC show offset other cost reductions this quarter.

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LEITCH TECHNOLOGY ANNOUNCES SECOND QUARTER RESULTS        2

        "I believe that the building blocks are in place to return Leitch to profitability," said Tim Thorsteinson, Leitch's newly appointed President and CEO. "I will be working with the team to invigorate our efforts to gain market share and revenue with our new product portfolio as well as to continue to balance the expense base of the company to its revenue flow."

        Loss before income taxes for the quarter was $6.4 million compared to a loss of $7.3 million in the first quarter of this fiscal year and a loss of $4.3 million in the second quarter of fiscal 2003.

        The Company elected to discontinue recognizing the tax benefit of its losses in the second quarter and, as a result, the net loss in the second quarter of fiscal 2004 was $6.4 million, or $0.19 per share compared to $5.1 million or $0.17 per share in the prior quarter and $3.4 million or $0.11 per share during the second quarter of fiscal 2003. Prior quarter results included a charge for restructuring, while the second quarter of fiscal 2003 included $1.5m of amortization of acquired technology.

        At the end of the quarter the Company had $30.6 million in cash on hand, up from $15.1 million at the end of the first quarter. The increase was primarily due to the company's public offering during the second quarter where it raised approximately $20 million. This was offset by losses experienced in the second quarter. The Company continues to have no debt on its balance sheet.

        The Company has finalized a 3-year $20 million senior secured credit facility with CIT Business Credit Canada Inc. This new facility is available for general corporate purposes and Company's future growth plans. The Company has no current plans to draw on the facility.

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LEITCH TECHNOLOGY ANNOUNCES SECOND QUARTER RESULTS        3

Forward Looking Statements

        This news release contains forward-looking statements that involve risk and uncertainties. These statements can be identified by the use of forward-looking terminology such as "may", "will", "expect", "anticipate", "estimate", "plans", "continue", or the negative thereof or other variations thereon or comparable terminology referring to future events or results. The Company's actual results could differ materially from those anticipated in these forward-looking statements as a result of numerous factors including, without limitation, the timing of acquisitions and expansion opportunities, technological change which may impact the Company's capital expenditures and results of operations, and competitive factors which may alter the timing and amount of the Company's capital expenditures, any of which could cause actual results to vary materially from current results or the Company's currently anticipated future results. Additional information concerning factors that could cause actual results to materially differ from those in such forward-looking statements is contained in the Company's filings with Canadian and United States securities regulatory authorities. The Company wishes to caution readers not to place undue reliance upon such forward-looking statements that speak only as of the date made. The Company assumes no obligation to update the information contained in this press release.

About Leitch

        Leitch Technology is a 32-year global leader in the design and distribution of high-performance video equipment for the professional television industry. Leitch offers the most extensible products and interoperable systems, enabling operations of any size to achieve a truly Integrated Content Environment. Leitch is the most trusted name for increasing performance and productivity through solutions that streamline workflow of content production, processing, transmission and management. With a sole focus on and commitment to the television industry, Leitch provides unparalleled customer support.

About CIT Business Credit Canada

        CIT Business Credit Canada Inc. is the Canadian asset-based lending unit of CIBC World Markets and CIT Group Inc. based in Toronto and servicing all of Canada. CIT Business Credit Canada Inc. is a strategic initiative combining CIT Group's proven asset-based lending capability, customized to the Canadian marketplace, with CIBC's full-service commercial banking capability. As Canada's relationship Asset-Based Lender, CIT Business Credit Canada offers secured working capital financing for a variety of purposes through all stages of the business cycle.

Leitch Technology Corporation
Condensed Consolidated Statements of Earnings
(In thousands of Canadian dollars, except share and per share amounts — Unaudited)

	Three months ended October 31, 2003	Three months ended October 31, 2002	Six months ended October 31, 2003	Six months ended October 31, 2002
Revenue	$36,412	$45,726	$73,936	$92,679
Cost of goods sold	20,667	22,794	40,999	44,953

Gross margin	15,745	22,932	32,937	47,726
Expenses (income)
Selling and administrative expenses	15,086	17,663	28,671	34,164
Gross research and development	7,976	9,087	16,774	18,025
Investment tax credits	(774)	(856)	(1,548)	(1,740)
Other charges	—	—	2,918	—
Interest income, net	(154)	(22)	(196)	(34)

	22,134	25,872	46,619	50,415

Loss before amortization, equity interest and income taxes	(6,389)	(2,940)	(13,682)	(2,689)
Amortization of acquired technology	—	1,502	—	3,010
Equity interest in losses (earnings) of partly owned businesses	3	(131)	9	(81)

Loss before income taxes	(6,392)	(4,311)	(13,691)	(5,618)
Income tax recovery	—	(911)	(2,243)	(833)

Net loss	$(6,392)	$(3,400)	$(11,448)	$(4,785)

Loss per share:
Basic	$(0.19)	$(0.11)	$(0.36)	$(0.16)
Diluted	$(0.19)	$(0.11)	$(0.36)	$(0.16)

Weighted average number of shares outstanding (thousands):
Basic	32,962	29,782	31,372	29,782
Diluted	32,962	29,782	31,372	29,782

% of Revenue
Gross margin	43%	50%	45%	51%
Sales and administrative	41%	39%	39%	37%
Gross research and development	22%	20%	23%	19%
Net loss	-18%	-7%	-15%	-5%

Leitch Technology Corporation
Condensed Consolidated Statements of Cash Flows
(In thousands of Canadian dollars — Unaudited)

	Three months ended October 31, 2003	Three months ended October 31, 2002	Six months ended October 31, 2003	Six months ended October 31, 2002
Cash flows provided by (used in):
Operating activities:
Net loss	$(6,392)	$(3,400)	$(11,448)	$(4,785)
Items not involving cash:
Depreciation	2,960	3,213	5,893	6,296
Future income taxes	(1,586)	(1,632)	(2,832)	(2,950)
Amortization of acquired technology	—	1,502	—	3,010
Equity interest in losses (earnings) of partly owned businesses	3	(131)	9	(81)
Loss on disposal of capital assets	3	102	71	246
Net change in non-cash balances related to continuing operations	972	1,861	3,542	2,249

Cash flows provided by (used in) continuing operations	(4,040)	1,515	(4,765)	3,985
Cash flows used in discontinued operations	—	(6)	—	(508)

Cash flows provided by (used in) operating activities	(4,040)	1,509	(4,765)	3,477
Financing activities:
Issuance of capital stock (net)	20,479	—	20,479	—

Cash flows provided by financing activities	20,479	—	20,479	—
Investing activities:
Investment in capital assets	(734)	(994)	(1,067)	(3,311)
Proceeds from disposal of capital assets	—	3	—	2,853

Cash flows used in investing activities	(734)	(991)	(1,067)	(458)
Change in cash balances due to foreign exchange	(180)	(292)	(2,560)	78

Increase in cash and cash equivalents	15,525	226	12,087	3,097
Cash and cash equivalents, beginning of period	15,122	10,813	18,560	7,942

Cash and cash equivalents, end of period	$30,647	$11,039	$30,647	$11,039

Supplementary cash flow information:
Income taxes paid	$—	$194	$—	$530
Interest paid	3	31	3	105

Leitch Technology Corporation
Condensed Consolidated Balance Sheets
(In thousands of Canadian dollars — Unaudited)

	October 31, 2003	April 30, 2003
Assets
Current assets:
Cash and cash equivalents	$30,647	$18,560
Accounts receivable	24,641	29,916
Inventory	58,504	56,873
Future income taxes	3,856	5,705
Income taxes recoverable	757	1,153
Prepaid expenses and other assets	5,091	6,128

	123,496	118,335
Capital assets	41,512	47,403
Future income taxes	24,399	20,020
Investments in partly owned businesses	1,699	1,708

	$191,106	$187,466

Liabilities and Shareholders' Equity
Current liabilities:
Accounts payable and accrued liabilities	$23,789	$24,837
Income taxes payable	411	39

	24,200	24,876
Future income taxes	6,915	5,407
Shareholders' equity:
Capital stock	234,545	214,066
Cumulative translation account	(5,382)	841
Deficit	(69,172)	(57,724)

	159,991	157,183

	$191,106	$187,466

Key Ratios:
Days sales outstanding	61	70
Inventory turns	1.41	1.59

Leitch Technology Corporation
Notes to the Condensed Consolidated Financial Statements
(In thousands of Canadian dollars, except share and per share amounts — Unaudited)

1.     SIGNIFICANT ACCOUNTING POLICIES

These condensed consolidated financial statements have been prepared in accordance with The Canadian Institute of Chartered Accountants ("CICA") Standards for interim financial statements. These condensed consolidated financial statements follow the same accounting policies and methods of their application as the most recent annual financial statements except as disclosed herein, however, they do not include all of the disclosure requirements for annual financial statements. For a full description of accounting policies, refer to Leitch Technology Corporation's ("Leitch" or the "Company") 2003 Audited Consolidated Annual Financial Statements.

2.     HEDGING RELATIONSHIPS

On May 1, 2003, the Company adopted CICA Accounting Guideline 13 ("AcG-13"), "Hedging Relationships", which establishes certain conditions for when hedge accounting may be applied. The Company uses derivative financial instruments for risk management purposes and designates them as cash flow hedges. The Company records the derivative's gain or loss into earnings when the hedged exposure affects earnings. The ineffective portion of the gain or loss is reported in earnings immediately.

3.     OTHER CHARGES

During the quarter ended July 31, 2003, the Company incurred $2,918 in costs, primarily related to severance and other employee termination benefits, as the Company executed a plan to reduce headcount by 50 people. The staff reductions occurred across all areas of the Company through relocation and centralization of certain functions and reducing headcount in certain administrative functions. Of this amount, $1,116 has not been paid at October 31, 2003 and will be paid over the balance of fiscal 2004 and into fiscal 2005.

4.     BANKING FACILITIES

During the quarter, the Company cancelled its existing revolving line of credit. On November 10, 2003, the Company obtained a 3 year operating bank line of up to Cdn. $20,000,000, bearing interest at a variable rate based on the bank's prime lending rate plus 0.25%. In addition, the Company is obligated to pay a commitment fee of 0.25% on the unused portion. The line is secured by substantially all of the North American assets of the Company, and availability is based on quality and aging of Accounts Receivable in North America.

5.     SHARE CAPITAL

Pursuant to a short form prospectus filed on August 21, 2003, the Company issued 4,450,000 common shares and a further 338,000 common shares through an over allotment option. The price per share for the offering was $4.50, and the net proceeds from the issue was $20,479 (net of share issue costs of $1,527 and related tax benefit of $460).

6.     STOCK-BASED COMPENSATION

The Company has established a stock option plan to encourage ownership in the Company's shares by directors, officers and employees of the Company and its subsidiaries. Options are granted with an exercise price equal to, or greater than the market price of the common shares of the Company at the date of granting, for a term of five years, vesting at five percent per three-month period.

For a full description of the Company's stock-based compensation, reference should be made to Leitch's 2003 Audited Consolidated Annual Financial Statements.

The Company applies the intrinsic value based method of accounting for its fixed employee stock compensation plan. Accordingly, no compensation expense has been recognized for the three and six months ended October 31, 2003 and 2002. Canadian Institute of Chartered Accountants Handbook Section 3870, "Stock-based compensation and other stock-based payments" provides that companies should also disclose, on a pro forma basis, net earnings and earnings per share had the Company adopted the fair value method for accounting for stock options. Had compensation expense been determined based on the fair value at the grant dates for stock options granted on or after May 1, 2001, the Company's results would have been as follows:

	Three months ended October 31, 2003	Three months ended October 31, 2002	Six months ended October 31, 2003	Six months ended October 31, 2002
Net loss
As reported	$(6,392)	$(3,400)	$(11,448)	$(4,785)
Pro forma	$(6,688)	$(3,679)	$(12,064)	$(5,339)

Loss per share as reported
Basic	$(0.19)	$(0.11)	$(0.36)	$(0.16)
Fully diluted	$(0.19)	$(0.11)	$(0.36)	$(0.16)

Loss per share pro forma
Basic	$(0.20)	$(0.12)	$(0.38)	$(0.18)
Fully diluted	$(0.20)	$(0.12)	$(0.38)	$(0.18)

The fair value of each stock option grant was determined on the date of grant. The weighted average fair value of a stock option with an exercise price greater than the estimated market price of a common share on the date of grant for the three and six months ended October 31, 2003 was $1.57 and for the three and six months ended October 31, 2002 was $2.90. The Company had no stock option grants during the three months ended October 31, 2003. The fair value of the stock options was determined using the Black Scholes option pricing model, based on the following assumptions:

	Three months ended October 31, 2003[1]	Three months ended October 31, 2002	Six months ended October 31, 2003	Six months ended October 31, 2002
Risk free interest rate	—	4.5%	3.4%	4.5%-4.9%
Expected life	—	5 years	4.3 years	5 years
Expected volatility	—	31%	52%	22%-31%
Expected dividends	—	—	—	—

Note 1 — No data is provided for the three months ended October 31, 2003 as no stock options were granted during this period.

Because additional stock options are expected to be granted each year, the above pro forma disclosure is not representative of pro forma effects on reported financial results for future periods.

7.     SEGMENTED INFORMATION

For a full description of the Company's operating segments, reference should be made to Leitch's 2003 Audited Consolidated Annual Financial Statements.

a)
Industry Segments

Three months ended October 31, 2003	Video Processing and Distribution	Servers	Post Production	Other	Inter-segment eliminations	Total
Revenue:
External	$28,006	$4,241	$4,165	—	—	$36,412
Internal	—	—	—	1,152	(1,152)	—

	28,006	4,241	4,165	1,152	(1,152)	$36,412

Contribution margin	7,567	(83)	1,059	1,152	(1,152)	8,543
Selling and administrative						15,086
Other charges						—
Interest income						(154)

Loss before amortization, equity interest and income taxes						$(6,389)

Total assets	$122,497	$27,728	$15,915	$24,966	—	$191,106
Capital asset expenditures	541	123	70	—	—	734
Three months ended October 31, 2002	Video Processing and Distribution	Servers	Post Production	Other	Inter-segment eliminations	Total
Revenue:
External	$31,250	$9,047	$5,429	—	—	$45,726
Internal	—	—	—	1,152	(1,152)	—

	31,250	9,047	5,429	1,152	(1,152)	$45,726

Contribution margin	10,901	1,845	1,955	1,152	(1,152)	14,701
Selling and administrative						17,663
Interest income						(22)

Loss before amortization, equity interest and income taxes						$(2,940)

Total assets	$173,985	$51,653	$52,212	$9,337	—	$287,187
Capital asset expenditures	622	185	187	—	—	994

a)
Industry Segments Continued

Six months ended October 31, 2003	Video Processing and Distribution	Servers	Post Production	Other	Inter-segment eliminations	Total
Revenue:
External	$53,620	$12,704	$7,612	—	—	$73,936
Internal	—	—	—	2,304	(2,304)	—

	53,620	12,704	7,612	2,304	(2,304)	$73,936

Contribution margin	13,715	2,131	1,865	2,304	(2,304)	17,711
Selling and administrative						28,671
Other charges						2,918
Interest income						(196)

Loss before amortization, equity interest and income taxes						$(13,682)

Total assets	$122,497	$27,728	$15,915	$24,966	—	$191,106
Capital asset expenditures	784	182	101	—	—	1,067
Six months ended October 31, 2002	Video Processing and Distribution	Servers	Post Production	Other	Inter-segment eliminations	Total
Revenue:
External	$65,812	$17,683	$9,184	—	—	$92,679
Internal	—	—	—	2,304	(2,304)	—

	65,812	17,683	9,184	2,304	(2,304)	$92,679

Contribution margin	24,177	4,125	3,139	2,304	(2,304)	31,441
Selling and administrative						34,164
Interest income						(34)

Loss before amortization, equity interest and income taxes						$(2,689)

Total assets	$173,985	$51,653	$52,212	$9,337	—	$287,187
Capital asset expenditures	2,091	627	593	—	—	3,311

b)
Geographic Segments

Three months ended October 31, 2003	United States	Europe	Non-U.S. Americas	Pacific Rim	Total
Revenue	$14,509	$10,263	$5,425	$6,215	$36,412
Identifiable assets	50,890	30,636	103,362	6,218	191,106
Goodwill and acquired technology	—	—	—	—	—
Three months ended October 31, 2002	United States	Europe	Non-U.S. Americas	Pacific Rim	Total
Revenue	$22,041	$7,934	$4,921	$10,830	$45,726
Identifiable assets	55,484	36,805	103,620	5,099	201,008
Goodwill and acquired technology	20,672	12,934	52,573	—	86,179
Six months ended October 31, 2003	United States	Europe	Non-U.S. Americas	Pacific Rim	Total
Revenue	$31,763	$17,307	$10,232	$14,634	$73,936
Identifiable assets	50,890	30,636	103,362	6,218	191,106
Goodwill and acquired technology	—	—	—	—	—
Six months ended October 31, 2002	United States	Europe	Non-U.S. Americas	Pacific Rim	Total
Revenue	$48,054	$16,462	$12,435	$15,728	$92,679
Identifiable assets	55,484	36,805	103,620	5,099	201,008
Goodwill and acquired technology	20,672	12,934	52,573	—	86,179

8.     NET CHANGE IN NON-CASH BALANCES RELATED TO OPERATIONS

The net change in non-cash balances related to continuing operations is as follows:

	Three months ended October 31, 2003	Three months ended October 31, 2002	Six months ended October 31, 2003	Six months ended October 31, 2002
Accounts receivable	$2,719	$5,744	$3,409	$10,128
Inventory	(1,548)	5,229	(1,631)	5,374
Income taxes	591	(216)	895	(317)
Prepaid expenses and other assets	550	1,871	878	1,105
Accounts payable and accrued liabilities	(1,340)	(10,767)	(9)	(14,041)

	$972	$1,861	$3,542	$2,249

9.     COMPARATIVE FIGURES

Certain comparative figures have been reclassified to conform with the current year's presentation.

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LEITCH TECHNOLOGY ANNOUNCES SECOND QUARTER RESULTS
Leitch Technology Corporation Condensed Consolidated Statements of Earnings (In thousands of Canadian dollars, except share and per share amounts — Unaudited)
Leitch Technology Corporation Condensed Consolidated Statements of Cash Flows (In thousands of Canadian dollars — Unaudited)
Leitch Technology Corporation Condensed Consolidated Balance Sheets (In thousands of Canadian dollars — Unaudited)
Leitch Technology Corporation Notes to the Condensed Consolidated Financial Statements (In thousands of Canadian dollars, except share and per share amounts — Unaudited)